# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Coherent Corp., CIK 0000820318
CUSIP: 19247G107
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 375 Saxonburg Boulevard, Saxonburg, Pennsylvania (PA), 16056
Date of event which requires filing of this statement: 11/20/2025
Filed by CIK 0001910890
Persons authorized to receive notices and communications: Bain Capital Investors, LLC, 200 Claredon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BCPE Watson (DE) BML, LP (CIK 0001910890): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 14,868,245; sole dispositive power 0; shared dispositive power 14,868,245; aggregate amount beneficially owned 14,868,245 (7.9% of the class)
  Comment: Rows 8, 10 and 11: The Reporting Person holds 106,865 shares of Series B-2 Preferred Stock and 92,307 shares of Common Stock. Pursuant to the terms of the Statement with Respect to Shares, such shares of Series B-2 Preferred Stock are convertible into an aggregate of 14,775,938 shares of Common Stock at the sole discretion of the Reporting Person. In connection with the settlement of the block trade described herein, the Reporting Person intend to distribute the 92,307 shares of Common Stock to one or more members or partners of the Reporting Person in connection with certain charitable gifts to be made by such members or partners or their direct and indirect owners, for no consideration.
  
  Row 13: Based on (i) 157,153,611 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 5, 2025, (ii) 7,754,252 shares of Common Stock issued to the Reporting Person upon the conversion of 54,023 shares of Series B-1 Preferred Stock on November 7, 2025, (iii) 7,592,307 shares of Common Stock to be issued to the Reporting Person upon the conversion of 20,977 shares of Series B-1 Preferred Stock and 33,135 shares of Series B-2 Preferred Stock on November 24, 2025, and (iv) 14,775,938 shares of Common Stock issuable to the Reporting Person upon the conversion of Series B-2 Preferred Stock held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Coherent Corp.
Address of issuer's principal executive offices: 375 Saxonburg Boulevard, Saxonburg, Pennsylvania (PA), 16056
Comment: This Amendment No.3 ("Amendment No. 3") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 11, 2022, as amended by Amendment No. 1 to Schedule 13D filed on March 7, 2024 and Amendment No. 2 to Schedule 13D filed on November 12, 2025 (the "Initial Statement", together with this Amendment No. 3, the "Schedule 13D"), with respect to shares of Common Stock, no par value (the "Common Stock"), of Coherent Corp., a Pennsylvania corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

Conversion of Convertible Preferred Stock and sale of Common Stock

On November 24, 2025, the Reporting Person converted 20,977 shares of Series B-1 Convertible Preferred Stock, no par value per share and 33,135 shares of Series B-2 Convertible Preferred Stock, no par value per share held by the Reporting Person into 7,592,307 shares of Common Stock in accordance to the Statement with Respect to Shares.

On November 24, 2025, the Reporting Person sold 7,500,000 shares of Common Stock in a block trade pursuant to Rule 144 of the Securities Act of 1933 at a price of $143.37 per share, for an aggregate amount of $1,075,275,000.

In connection with the settlement of the block trade, the Reporting Person intends to distribute an aggregate of 92,307 shares of Common Stock to one or more members or partners of the Reporting Person in connection with certain charitable gifts to be made by such members or partners or their direct and indirect owners, for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Conversion Cap

On November 20, 2025 the Reporting Person and the Issuer entered into a Conversion Cap Agreement (the "Conversion Cap") applicable to the Reporting Person's Series B Preferred Stock, which is convertible into shares of the Issuer's common stock (the "Common Stock"). Pursuant to the Conversion Cap, the Reporting Person is prohibited from converting, and the Issuer will not give effect to any conversion of, any Series B Preferred Stock to the extent that, after giving effect to such conversion, the Reporting Person's beneficial ownership of Common Stock, together with certain affiliates and attribution parties, would exceed 9.99%, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Waiver Agreement

Subsequently, on November 20, 2025 the Issuer entered into a Waiver Agreement with the Reporting Person with respect to the Reporting Persons' ownership of Series B-1 Convertible Preferred Stock, no par value per share (the "Series B-1 Preferred Stock") and Series B-2 Convertible Preferred Stock, no par value per share (together with the Series B-1 Preferred Stock, the "Series B Preferred Stock"). Pursuant to the Waiver Agreement, the Reporting Person irrevocably and unconditionally waived any and all rights to receive dividends on any shares of Series B Preferred Stock on or after November 20, 2025, pursuant to the terms set forth in the Issuer's Statement with Respect to Shares for the Series B Preferred Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Conversion Blocker Agreement, dated November 20, 2025, by and between Coherent Corp. and BCPE Watson (DE) BML, LP.
99.2 Waiver Agreement, dated November 20, 2025, by and between Coherent Corp. and BCPE Watson (DE) BML, LP.

## Signatures
- BCPE Watson (DE) BML, LP: /s/ Joseph Robbins, Authorized Signatory of BCPE Watson (DE) BML GP, LLC (11/24/2025)